UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15045679

SEC Mail Processing Section FEB 25 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonecroft Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2733 Slate Court
(No. and Street)

Superior	**CO**	**80027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Howard **(703) 996-1160**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 2/26/15

2/27/15

OATH OR AFFIRMATION

I, **Tim Howard**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Stonecroft Securities, LLC, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA M SCHOETTINGER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144033226
MY COMMISSION EXPIRES AUGUST 25, 2018

Notary Public

Signature

CEO

Title

State of Colorado County of Broomfield
Subscribed and sworn before me on 1/27/2017
(Date)

(Notary Signature)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Stonecroft Securities, LLC

We have audited the accompanying financial statements of Stonecroft Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stonecroft Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonecroft Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Stonecroft Securities, LLC financial statements. The information is the responsibility of Stonecroft Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 11, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

STONECROFT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

		2014
ASSETS		
Cash and cash equivalents	$	21,708
Prepaid Expenses		1713
Total Assets	$	23,421
LIABILITIES & MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	-
Total Liabilities		-
MEMBERS' EQUITY		23,421
Total Liabilities and Members' Equity	$	23,421

STONECROFT SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ending DECEMBER 31, 2014

		2014
REVENUES		
Advisory & Placement Fees	$	108,625
Interest and Dividends		4
Total revenues	$	108,629
GENERAL AND ADMINISTRATIVE EXPENSES		
Regulatory fees		4,178
Other operating expenses		5,244
Total Expenses		9,422
CRD Member Rebates		2,423
NET INCOME	$	101,630

The accompanying notes are an integral part of these Financial Statements

STONECROFT SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ending DECEMBER 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 101,630
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts payable and accrued expenses	(3,500)
Increase in prepaid expenses	(1,596)
NET CASH PROVIDED BY OPERATING ACTIVITIES	96,534
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Members	(90,000)
NET CASH USED BY FINANCING ACTIVITIES	(90,000)
NET INCREASE IN CASH	6,534
CASH BALANCE:	
Beginning of Year	15,174
End of Year	$ 21,708

STONECROFT SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ending DECEMBER 31, 2014

Balance December 31, 2013	$	11,791
Net Income		101,630
Distributions to members		(90,000)
Balance, December 31, 2014	$	23,421

The accompanying notes are an integral part of these Financial Statements

Financial Statement NOTES

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Stonecroft Securities, LLC (the "Company"), a limited liability company, was organized in August 2007 and became a broker-dealer in December 2008. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA")

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company is taxed as a partnership. Income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax position and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Draft of Management's Review: Subsequent events were evaluated through February 11, 2015 which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL

The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $21,274 which was $16,274 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.0.

NOTE C - RELATED PARTIES

The Company operates from office premises provided by a member. The cost of the premises and administrative services provided by the member are considered insignificant.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

NOTE D - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company did not have subordinated loans in 2014.

SCHEDULE I
STONECROFT SECURITIES LLC
COMPUTATION OF NET CAPIAL UNDER RULE 15c3-1
OF THE SECURITES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL

Total members' equity	$ 23,421
	23,421
Less nonallowable assets	
Prepaid expenses	(1,713)
Net capital before haircuts	21,708
Less haircuts	
Money market accounts	(434)
Net capital	21,274
Minimum net capital required	5,000
Excess net capital	16,274
Aggregate indebtedness	-
Net capital based on aggregate indebtedness to net capital	-
Percentage of aggregate indebtedness to net capital	0%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014.

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

STONECROFT SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Stonecroft Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecroft Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecroft Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Stonecroft Securities, LLC stated that Stonecroft Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecroft Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecroft Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 11, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

STONECROFT
SECURITIES

BROKER DEALERS ANNUAL EXEMPTION REPORT

Stonecroft Securities LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Stonecroft Securities LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Timothy S. Howard

Timothy S. Howard
January 19, 2015